THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 33.



                                   FORM 6-K
                                   --------



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                          For the month of March 2000


                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (Translation of registrant's name into English)


                             3-1, OTEMACHI 2-CHOME
                      CHIYODAKU-KU, TOKYO 100-8116, JAPAN
                   (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  X     Form 40-F
                                  ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes   ____    No   X
                                          ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-____________.

SUBMISSION OF BUSINESS OPERATION PLAN FOR FISCAL YEAR ENDING MARCH 31, 2001

  On March 7, 2000, the registrant announced that it had submitted its business operation plan for the fiscal year ending March 31, 2001 (the "Plan") to the
                                                               ----
Minister of Posts and Telecommunications of Japan for approval. Attached hereto is a press release and initial description of the Plan. The financial information included in the press release was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, is not directly comparable to the financial information included in the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 1999 which information was prepared on the basis of accounting principles generally accepted in the United States.

  The Plan contained in the attachments contains forward-looking statements.
The registrant desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant's business operation plan as actually implemented or the registrant's actual results to differ materially from those set forth in the attachments.

  The registrant's business operation plan and earnings projections are based on a series of projections and estimates regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by pricing of services and new businesses.

  No assurance can be given that the business plan as ultimately implemented, or the registrant's actual results will not vary significantly from the projected earnings.

                                   SIGNATURE


  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   NIPPON TELEGRAPH AND TELEPHONE
                                     CORPORATION



                                   By  /s/ Kazuto Tsubouchi
                                     ------------------------
                                     Name:  Kazuto Tsubouchi
                                     Title: Senior Manager
                                            Investor Relations Group
                                            Department IV


Date:  March 7, 2000

                                                                   March 7, 2000

For Immediate Release



         Nippon Telegraph and Telephone Corporation Submits Business
             Operation Plan for Fiscal Year Ending March 31, 2001
           to Minister of Posts and Telecommunications for Approval



Nippon Telegraph and Telephone Corporation (NTT) today submitted its business operation plan for Fiscal Year Ending March 31, 2001, to the Minister of Posts and Telecommunications for approval.

         Business Operation Plan for Fiscal Year Ending March 31, 2001

      In the building of an advanced information society, information and communications are expected to make a substantial contribution to invigorating and enhancing the efficiency of socioeconomic activity, and as needs grow more sophisticated, diverse, and global in character, the market for them will expand and develop further. In addition, rapid progress towards a multimedia age is a global trend, powered by the substantial strides that are being made in technological innovation.

     To help ensure that universal services are maintained amid this environment for information and communications, Nippon Telegraph and Telephone Corporation
(NTT) intends to provide necessary advice, coordination, and other assistance to Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation (the "East and West Regional Companies"). It will also endeavor to promote research and development in the sphere of telecommunications technology--the base on which telecommunications function--in order to respond to social requirements for the development of multimedia.

     In addition, NTT intends to utilize the total management resources of its corporate Group, and research and development capabilities, to foster active Group management that will bring about the development of the entire Group.

     In the management of business operations for the fiscal year ending March 31, 2001, based upon this fundamental thinking it is NTT's aim to enhance the efficiency of the management of NTT subsidiaries and affiliates (the "NTT Group") operations, including those of the East and West Regional Companies, to expand new businesses with the aim of enhancing the circulation of information, and to continue to strengthen research and development that will contribute to the advancement of telecommunications. In this way NTT will seek to ensure the stable development of the NTT Group operations in the future, so as to enable it to return the fruits of these efforts to customers, shareholders, and the community at large.

     Based on this thinking, under the business operation plan for the fiscal year ending March 31, 2001, NTT will conduct its business management by giving priority to the following categories, and will do so in a flexible manner so as to respond to changes in the operating environment.

1. Advice, Coordination, etc.

     For the East and West Regional Companies, NTT will provide all necessary advice, coordination, etc. to ensure the maintenance of high-quality and stable universal services. These will include planning and coordination relating to the quality and upgrading of telecommunications networks, the deployment of control and coordination capabilities when natural disasters and other emergencies occur, efficient fund-raising and the formulation of policies for materials procurement, and intra-NTT Group coordination to ensure the smooth implementation of the Mid-term Restructuring Plan that was announced in November 1999 in light of the harsh operating environment facing the East and West Regional Companies. NTT will also exercise its shareholder rights, if necessary, for such purposes as assuring the smooth flow of dividends to shareholders.

     For all the NTT Group companies, NTT's other activities will include research for the purpose of cultivating new business activities, management support for operations such as business expansion and withdrawals from business activities, and assistance with the development of human resources that form the core of the NTT Group.

2. Promotion of Fundamental Research and Development

     To meet the growing demands of society for the development of multimedia, the harmonious development of network infrastructure technologies, network services and application technologies, and advanced and basic technologies is indispensable. NTT will work toward the realization of (1)an affluent Electrum Cybersociety, in which information, products, and money circulate electronically
(2)the Megamedia, the higher transmission speed and less expensive network services, and (3)next-generation infrastructure that achieves ultrahigh transmission speed and ultralarge-capacity communications.

     NTT will continue to actively disseminate the results of its research and development and will conduct active technical interchanges with institutions both within Japan and overseas, including through ongoing contributions to standardization activities, industry standardization of research and development results, and research and development in collaboration with other research institutions.

     To ensure the continuous implementation of this fundamental research and development, the costs will be continuously borne by the companies including the East and West Regional Companies which will benefit from the results of this research and development.

        More specifically, NTT will conduct R&D activities as follows :

(1) Network Systems

     In order to provide the "Megamedia" network services of the future that will bring about the sophisticated telecommunications networks and the economical transmission of signals ranging from low-speed, narrowband to high-speed, broadband, NTT will promote research and development in the sphere of network technologies, including technologies for constructing economical access networks, technologies for building flexible networks for diverse network services, and next-generation IP network technologies. NTT will also promote fundamental research and development of operation systems to improve the reliability of telecommunications networks and the quality of service. Cognizant of the sharp increase in energy consumption induced by the full-scale multimedia development, NTT will promote research and development to help reducing the electric power usage.

(2) User Systems

     To realize the "Electrum Cybersociety" for electronically transmitted information, products and money on the sophisticated telecommunications networks, NTT will promote research and development that will provide our customers with a safe and convenient information platform for electronic commerce. Specifically, it will be conducted in such areas as security technologies to ensure the safety of information communications; technologies for e-commerce transactions, such as billing, authentication, and authorization; information-sharing technologies for flexible information sharing under various network environments; media-processing technologies such as compression and recognition of video and voice data; and multimedia database technologies for the multimedia data storage and searching of a variety of media.

(3) Basic and Core Technologies

     With a view to securing leadership in basic and core technologies that will underpin the information and communications of the future, and to contribute to the creative advancement and development of telecommunications in Japan, NTT will devote its attention to the creation of a photonic network that makes it possible to achieve ultrahigh-speed, ultrahigh-volume terabit- and petabit-level communications, in preparation for an age in which massive volumes of digital information circulate through networks. To this end NTT will seek out the potentialities of technologies such as wavelength division multiplexing and other new optical communications technologies; technologies for optical components such as optical amplification, optical wavelength division multiplexer/demultiplexer, and optoelectronic fusion devices; and technologies for optical information processing, and will promote research and development in such areas as nanoelectronics and new materials with new characteristics. This will be combined with research seeking for innovative new principles and new concepts for the next generation.

The table below contains an overview of the capital investment plan for the above.


Capital Investment Plan for Fiscal Year Ending March 31, 2001
                                                               (billions of yen)
--------------------------------------------------------------------------------
               Item                  Investment required
--------------------------------------------------------------------------------
1. R&D facilities                           43
2. Other facilities                          9
              Total                         52
--------------------------------------------------------------------------------

Attachment 1

        Revenues and Expenses Plan for Fiscal Year Ending March 31, 2001
                                                               (billions of yen)
--------------------------------------------------------------------------------
                 Division                                     Amount
--------------------------------------------------------------------------------
Revenues
  Operating Revenues                                           364 (Note)
  Non-Operating Revenues                                       108
      Total Revenues                                           472
--------------------------------------------------------------------------------
Expenses
  Operating Expenses                                           253
  Non-Operating Expenses                                       100
      Total Expenses                                           353
--------------------------------------------------------------------------------
Recurring Profit                                               119
--------------------------------------------------------------------------------

Note:
This includes income from basic research and development of (YEN)202 billion, income from the NTT Group management of (YEN)25 billion, and the dividend of the three reorganized companies of (YEN)102 billion (the entire amount of disposable profits based on the forecast results for the fiscal year ending March 31,
2000), including (YEN)36 billion of the east regional company.

Attachment 2

                 Plan of Sources and Applications of Funds for
                       Fiscal Year Ending March 31, 2001
                                                               (billions of yen)
--------------------------------------------------------------------------------
                     Division                                     Amount
--------------------------------------------------------------------------------
Sources:
Operational:                                                       465
   Operating Revenues                                              357
   Non-Operating Revenues                                          108
Financial:                                                         938
   Long-term Loans and Bonds                                       132
   Others                                                          806
Estimated Consumption Tax                                           14
Brought Forward from Previous Fiscal Year                            5

       Total                                                     1,422
--------------------------------------------------------------------------------
Applications:
Operational:                                                       673
   Operating Expenses                                              577
   Non-Operating Expenses                                           96
Financial:                                                         577
   Capital Investments for Property, Plant and
   Equipment                                                        52
   Other Financial Expenses                                        525
Closing Account Expenses                                            85
Temporarily Paid Consumption Tax                                    10
Carry Forward to Following Year                                     77

       Total                                                     1,422
--------------------------------------------------------------------------------

For further information, Please contact:

Kenya Nakatsuka
Press Relations
Nippon Telegraph and Telephone Corporation
Telephone: 03-5205-5550
E-mail: info@ml.hco.ntt.co.jp

                                                                   March 7, 2000

For Immediate Release



 Nippon Telegraph and Telephone East Submits Business Operation Plan for Fiscal
                           Year Ending March 31, 2001
            to Minister of Posts and Telecommunications for Approval




Nippon Telegraph and Telephone East Corporation (NTT East) today submitted to the Minister of Posts and Telecommunications for approval its business operation plan for Fiscal Year Ending March 31, 2001.



For further information, please contact:
Kazuhiko Nishizawa or Isao Yoshikawa
Public Relations Office
Nippon Telegraph and Telephone East Corporation
Telephone: (03) 5359-3711
E-mail: kazuhiko.nishizawa@east.ntt.co.jp or i.yoshikawa@east.ntt.co.jp
        ---------------------------------    --------------------------

In the building of an advanced information society, information and communications are expected to make a substantial contribution to invigorating and enhancing the efficiency of socioeconomic activity, and as needs grow more sophisticated, diverse, and global in character, the market for them will expand and develop further. In addition, rapid progress towards a multimedia age has become a global trend, powered by the substantial strides that are being made in technological innovation. On the other hand, the structure of the communications market is undergoing dramatic change, characterized by surging demand for mobile communications and data communications. At the same time, a stream of companies are making new entries into markets with growth potential, and competition is also growing swiftly in regional communications markets.

Amid this operating environment, NTT East will not only strive to provide high-quality, stable universal services, but will also devote itself to promoting the development of optical access networks, contributing to the formation of a fair telecommunications market, improving applied research and development, and ensuring reliability and communality in the field of telecommunications, including the appropriate management of customer information. At the same time it will strive to contribute to the community by fostering the development of information distribution, including through the provision of new services--using digital infrastructure--that are useful for a wide range of both corporate and individual activity, and by enhancing the stability and strength of its management base.

In the management of business operations for the fiscal year ending March 31, 2001, based upon this fundamental thinking NTT East will make every effort to ascertain people's opinions and demands swiftly and accurately, including their growing needs in the area of connection to the Internet, and to develop and deploy services accordingly. In the face of the present very difficult operating environment it will also devote its full energies to reducing costs and generating earnings based on the Mid-term Restructuring Plan announced in November 1999. In addition, it will ensure the ongoing development of stable operations by working vigorously to assure the smoothness of connections and the openness of networks, to strengthen disaster countermeasures, to develop its human resources and undertake new business operations, and to position itself to return the fruits of these measures to customers, the community, and--through the holding company--to shareholders.

In line with this thinking, for the fiscal year ending March 31, 2001, NTT East will give priority to the following categories in the conduct of its business management, and will do so flexibly so as to respond to changes in the operating environment.

1. Voice Transmission Services

(1) Subscriber Telephones

NTT East will respond to all demand for subscriber telephones, including the relocation of existing lines. The number of subscribers is projected to total approximately 25.77 million by the end of the fiscal year ending March 31, 2001.

Item                                                     Planned Number
Additional Installations                              (1.74) million subscribers
Relocations                                             4.47 million subscribers

(2) Social-Welfare Telephones

The advance of the welfare society has been accompanied by a greater social requirement for telecommunications services in the sphere of welfare. To respond to this need, NTT East will continue to promote the installation of welfare-related products, such as its "Silver Phones Series" (Anshin [Relief], Meiryo [Clearness], Hibiki [Sound], and Fureai [Communication]).

Item                                                           Planned Number
Silver Phones
Anshin (Relief)                                                       +600 units
Meiryo (Clearness)                                                    +200 units

(3) Public Telephones

NTT East will promote the installation of IC-Card public telephones, and also continue to promote the installation of social welfare public telephones such as public telephones with a volume adjustment function, and public telephone boxes usable by people in wheelchairs. In this way, it will strive to improve social welfare facilities and public services.

Item                                                           Planned Number
IC-Card Public Telephones                                          +20,000 units
Public Telephones with Volume Adjustment Function                  +20,000 units

(4) INS-Net Digital Services

INS-Net digital services can be provided in all of the regions in which there is forecast to be demand. The numbers of INS-Net 64 lines and INS-Net 1500 lines are projected to total approximately 4,931,000 and 67,000, respectively, by the end of the fiscal year ending March 31, 2001.

Item                                                        Planned Number
INS-Net 64 Subscriber Lines                                  +1,502,000 circuits
INS-Net 1500 Subscriber Lines                                   +20,000 circuits


2. Data Transmission Services

IP connection services, which enable all connection from INS-Net to the Internet to be made for a standing charge, will be provided on a full-scale basis after a trial period of provision of the services has been completed.


3. Leased Circuit Services

In the field of leased circuit services, NTT East is planning to install the facilities needed to cater to the increasingly varied demand for circuits, including for high-speed digital transmission and voice and image transmission.

Item                                                        Planned Number
Conventional Leased Circuits                                   (53,000) circuits
High-Speed Digital Transmission Circuits                        +49,000 circuits


4. Telegraph Services

NTT East will continue to conduct the maintenance of systems and other operations in order to further improve services and to promote increased operating efficiency in its telegraph services.

5. Improvements and Advances in Telecommunications Equipment

(1) Optical Access Network
The switchover to the use of optical fibers in the access network will be actively promoted in accordance with factors such as the state of public demand.

Item                                                        Planned Number
Optical Subscriber Cables                                    +1 million fiber km
(Cover rate at the end of March 2001 will be 48%.)

(2) Telecommunications Network

In its telecommunications network, NTT East will not only meet demand, but at the same time will further upgrade network services and improve network economy and efficiency.

(3) Disaster-Prevention Measures

NTT East will take all necessary measures in the sphere of disaster-prevention measures. These will include disaster-prevention measures for telecommunications equipment and facilities, measures to ensure emergency communications, and measures to strengthen the structure for crisis management and the restoration of systems if large-scale disasters occur, and to assist with the distribution of information.

(4) Installation of Underground Transmission Cables

With regard to the burying of transmission cables, from the standpoint of improving the reliability of communications facilities, ensuring safe and pleasant passage spaces, and enhancing the appearance of urban areas, NTT East will work in cooperation with the national and local governments and with other companies.

(5) Facility Maintenance

The maintenance of facilities will be directed at ensuring stable and high-quality services, including by the ongoing replacement of cables and of wooden telephone poles. Through this, NTT East will aim not only to maintain customer services, but also to ensure stable operations, harmonization with the social environment, and the stabilization of communications systems.

Given the very difficult operating environment during the year under review, NTT East will seek to minimize costs by making very exhaustive use of existing equipment and facilities.


6. Promotion of R&D Activities

To further strengthen the foundation of its activities, and to respond to public demand for multimedia development, NTT East will promote research and development in the spheres of network systems and access systems, so as to improve the sophistication of telecommunications networks. In addition, to position itself to give customers the choice of a diverse range of convenient services through sophisticated telecommunications networks, NTT East will also conduct research and development in such areas as multimedia applications, with a view to providing communications terminals of various types and information and communications services that make possible safe and convenient information distribution.

A summary of the business plans for the above principal services and plant and equipment investment plans are outlined in the attached tables.

Table 1

         Principal Services Plan for Fiscal Year Ending March 31, 2001

Type of Service                                                       Plan

Voice Transmission Services

Subscriber Telephones
    Additional Installations                                 (1.74) million subscribers
    Relocations                                                4.47 million subscribers

Social-Welfare Telephones (Silver Phones)                                     800 units

IC-Card Public Telephones                                                  20,000 units

INS-Net Digital Services
    INS-Net 64 Subscriber Lines                                      1,502,000 circuits
    INS-Net 1500 Subscriber Lines                                       20,000 circuits

Leased Circuit Services*
    Conventional Leased Circuits                                      (53,000) circuits
    High-Speed Digital Transmission Circuits                            49,000 circuits

Table 2

                      Plant and Equipment Investment Plan
                     for Fiscal Year Ending March 31, 2001

                                                                      (billions of yen)
                                                                     Estimated Expenses
1. Expansion and Improvement of Services                                           467*

     (1) Voice Transmission                                                        434

     (2) Leased Circuits                                                            32

     (3) Telegraph                                                                   1

2. R&D Facilities                                                                    4

3. Other Facilities                                                                 79
---------------------------------------------------------------------------------------
Total                                                                              550

* This includes approximately (Yen)90 billion to be invested in the Optical Access Network.

Attachment 1

        Revenues and Expenses Plan for Fiscal Year Ending March 31, 2001


                                                               (billions of yen)
Revenues
--------

Operating Revenues                                                         2,770

       (1) Voice Transmission                                              1,970

       (2) Leased Circuits                                                   375

       (3) Telegraph                                                          38

       (4) Others                                                            387

Non-Operating Revenues                                                        37

--------------------------------------------------------------------------------
Total Revenues                                                             2,807


Expenses
--------

Operating Expenses                                                         2,733

       (1) Operating Costs                                                 2,031

       (2) Taxes and Dues                                                     81

       (3) Depreciation                                                      621

Non-Operating Expenses                                                        56

--------------------------------------------------------------------------------
Total Expenses                                                             2,789

--------------------------------------------------------------------------------
Recurring Profit                                                              18
----------------

Attachment 2

                 Plan of Sources and Applications of Funds for
                       Fiscal Year Ending March 31, 2001

                                                               (billions of yen)
Sources:

Operational:                                                               3,759
    Operating Revenues                                                     3,720
    Non-Operating Revenues                                                    39
Financial:                                                                   199
    Long-term Loans and Bonds                                                 20
    Others                                                                   179
Estimated Consumption Tax                                                    141
Brought Forward from Previous Fiscal Year                                    175
--------------------------------------------------------------------------------
Total                                                                      4,274

Applications:
Operational:                                                               3,123
    Operating Expenses                                                     3,068
    Non-Operating Expenses                                                    55
Financial:                                                                   849
    Capital Investments for Property, Plant and Equipment                    550
    Other Financial Expenses                                                 299
Closing Account Expenses                                                      81
Temporarily-Paid Consumption Tax                                              97
Carry Forward to Following Year                                              124
--------------------------------------------------------------------------------
Total                                                                      4,274

FOR IMMEDIATE RELEASE

                                                                   March 7, 2000



             Application for Approval of the Business Operation Plan
                      for Fiscal Year Ending March 31, 2001


Nippon Telegraph and Telephone West Corporation (NTT West) today submitted its business operation plan for the fiscal year ending March 31, 2001 to Minister of Posts and Telecommunications for approval.

The telecommunications industry is expected to actively contribute to the development and efficiency of social and economic activities in today's information society. In response to the increasing sophistication of consumer needs and the processes of diversification and globalization, this market continues to enjoy accelerated growth, while the introduction of outstanding technological innovations and the dawning of a global multimedia era is lending further momentum to its expansion. The market is undergoing rapid transformation from fixed-line to mobile communication, and from voice to data transmission. Due to the combination of this transformation and the increasing trend towards globalization and multimedia, competition, which has been mainly focused on the long-distance market, is now expanding into full scale service competition including the international and mobile communication markets. Competition is also developing in local communications markets.

Under such circumstances, Nippon Telegraph and Telephone West Corporation (NTT
West) is continuing to provide both stable and high-quality universal services. NTT West shall also pursue the following objectives: it shall promote the deployment of Optical Access Network enabling it to respond promptly to customer demand; it shall contribute to the advancement of telecommunications markets through fair competition; it shall strengthen and enhance its research and development capabilities in applied fields and it shall ensure that the telecommunications industry is open to the public and reliable such as strict controls on customer information. Moreover, NTT West is developing the field of information sharing by providing innovative new services for a wide range of corporate and individual activities using digital infrastructure, including services corresponding to the widespread use of the Internet. Throughout all these efforts, NTT West shall do its best to strengthen and to stabilize its business foundations.

Reflecting these fundamental principles, one of the primary objectives of NTT West during the fiscal year ending March 31, 2001 is to accurately and speedily grasp the views and needs of customers in order to make the necessary improvements in services. At the same time, given the severe business conditions which prevail today, NTT West shall make its best effort to further cut costs and to maintain profits in line with its medium-term business improvement plan. NTT West shall also implement measures for maintaining smooth interconnection and open networks. In other areas, it shall seek to strengthen its research and development position in applied fields, improve disaster prevention measures, promote human resources development, and actively pursue new business opportunities. Through this line of action, NTT West shall endeavor to achieve a stable course of future development. NTT West stands ready to share the benefits of these programs with its customers, local communities and the shareholders in the holding company.

The above outlines the basic strategies of NTT West for the fiscal year ending March 31, 2001. While special emphasis shall be assigned to the matters summarized below, NTT West shall respond with due flexibility to any changes in the business environment.

Note: All financial information stated in this release was prepared on the basis of generally accepted accounting principles in Japan.

1.  VOICE TRANSMISSION SERVICES

(1)  Subscriber Telephones:

NTT West stands ready to respond speedily to all demand for subscriber telephones, including the relocation of existing lines. The total number of subscribers is projected to reach approximately 26.42 million by the end of the fiscal year ending March 31, 2001.

Item                                                 Planned Number
Additional Installations                              (1.73) million subscribers
Relocations                                            4.04  million subscribers

 (2)  Social-Welfare Telephones:

The progress of social welfare has generated various demands for telecommunication services. To respond to welfare-related needs, NTT West shall promote the installation of its "Silver Phones series" (Anshin [Relief], Meiryo [Clearness], Hibiki[Sound], Fureai[Communication]) and other welfare-oriented products.

Item                                                   Planned Number
Silver Phones
Anshin (Relief)                                        +800 units
Meiryo (Clearness)                                     +100 units


(3)  Public Telephones:

NTT West shall promote the installation of IC-card operated public telephones. It shall continue to promote the installation of social-welfare public telephones including those with voice adjustment function and public phone booths for wheel chair users to achieve improved services and welfare-oriented functions.

Item                                                             Planned Number
IC-Card Public Telephones                                        +10,000 units
Public Telephones with Volume Adjustment Function                +10,000 units

(4)  INS-Net Digital Services:

INS-Net Digital Services are now available in all areas with potential demand. The total number of INS-Net 64 subscriber lines and INS-Net 1500 subscriber lines are projected to reach approximately 4,484,000 circuits and approximately 47,000 circuits lines, respectively, by the end of the fiscal year ending March 31, 2001.

Item                                                   Planned Number
INS-Net 64 Subscriber Lines                            +1,490,000 circuits
INS-Net 1500 Subscriber Lines                          +   14,000 circuits

2.  DATA TRANSMISSION SERVICES

NTT West shall continue its trial of IP Connection Services featuring complete flat-rate Internet access via the INS network. Based on the outcome of these trials, NTT West will consider the possibility of extending this service.

3.  LEASED CIRCUIT SERVICES

Facilities for leased circuit services are scheduled to be installed to actively respond to demands, including those for high-speed digital transmission services, and voice and image transmission services.

Item                                                       Planned Number
Conventional Leased Circuits                                (43,000) circuits
High-Speed Digital Transmission Circuits                    +43,000  circuits

4.  TELEGRAPH SERVICES

NTT West shall promote such measures as the maintenance of telegraph operation systems to enhance services and raise efficiency.

5. IMPROVEMENTS AND ADVANCES IN TELECOMMUNICATIONS EQUIPMENT

(1)  Optical Access Network:

NTT West shall actively promote the deployment of Optical Access Network in coordination with public demand.

Item                                                   Planned Number
Optical Subscriber Cables                              +1.2 million fiber km
(Cover rate at the end of March 2001 will be 37%.)

(2)  Telecommunications Network:

NTT West shall enhance network services as well as improve network economy and efficiency while meeting customer needs.

(3)  Disaster-Prevention Measures:

NTT West shall promote necessary disaster-prevention measures for telecommunications equipment. To this end it shall establish emergency communication and crisis management measures, as well as procedures for restoring systems and distributing vital information in the event of a large-scale disaster.

(4)  Installation of Underground Transmission Cables:

NTT West shall install underground transmission cables to aid transmission stability, secure safe and comfortable passage spaces and improve the appearance of urban areas, in cooperation with the local and national governments or other companies.

(5)  Facility Maintenance:

NTT West shall implement facility maintenance, including cables and wooden telephone poles replacement, to maintain customer services, ensure safety and harmony with social environments and stabilize communications systems.

Given the severe business environment, for the fiscal term ending March 31, 2001, NTT West shall pursue cost reduction by maximizing the utilization of existing facilities.

6.  PROMOTION OF RESEARCH AND DEVELOPMENT ACTIVITIES

Further strengthening the foundations of the business operations and meeting public demand for the development of multimedia, NTT West shall promote research and development activities in the area of various types of telecommunications terminals which expand the range of choices available to customers in their selection of convenient services, multimedia applications which enable safe and convenient telecommunications services for information sharing, operations systems which provide higher quality service systems which create more sophisticated telecommunications networks and others.

The summary of the business plans for the above principal services and the plant and equipment investment plans are outlined in the attached tables.

Table 1

          Principal Services Plan for Fiscal Year Ending March 31, 2001

Type of Service                                       Plan

Voice Transmission Services

Subscriber Telephones
       Additional Installations                       (1.73) million subscribers
       Relocations                                     4.04 million subscribers

Social-Welfare Telephones (Silver Phones)                 +1,000 units

IC-Card Public Telephones                                +10,000 units

INS-Net Digital Services
       INS-Net 64 Subscriber Lines                    +1,490,000 circuits
       INS-Net 1500 Subscriber Lines                     +14,000 circuits

Leased Circuit Services
       Conventional Leased Circuits                      (43,000) circuits
       High-Speed Digital Transmission Circuits          +43,000  circuits

Table 2

                       Plant and Equipment Investment Plan
                      for Fiscal Year Ending March 31, 2001

                                                         (billions of yen)

                                                        Estimated Expenses


1. Expansion and Improvement of Services *                             498

     (1) Voice Transmission                                            469


     (2) Leased Circuits                                                29


     (3) Telegraph                                                       0


2. R&D Facilities                                                        3


3. Other Facilities                                                     31


---------------------------------------------------------------------------
Total                                                                  532


Note *Approximately 100 billion yen will be invested in Optical Access Networks.

Attachment 1

                Revenues and Expenses Plan for Fiscal Year Ending March 31, 2001

                                                               (billions of yen)
Revenues
--------

Operating Revenues                                                        2,636

      (1)  Voice Transmission                                             1,904

      (2)  Leased Circuits                                                  295

      (3)  Telegraph                                                         41

      (4)  Others                                                           396

Non-Operating Revenues                                                       42

--------------------------------------------------------------------------------
Total Revenues                                                            2,678


Expenses
--------

Operating Expenses                                                        2,729

      (1)  Operating Costs                                                2,076

      (2)  Taxes and Dues                                                    77

      (3)  Depreciation                                                     576

Non-Operating Expenses                                                       48

--------------------------------------------------------------------------------
Total Expenses                                                            2,777

--------------------------------------------------------------------------------
Recurring Profit                                                            (99)
----------------

Attachment 2
                  Plan of Sources and Applications of Funds for
                        Fiscal Year Ending March 31, 2001

                                                               (billions of yen)

Sources:

Operational:                                                              3,749

    Operating Revenues                                                    3,707

    Non-Operating Revenues                                                   42

Financial:                                                                  228

    Long-term Loans and Bonds                                                61

    Others                                                                  167

Estimated Consumption Tax                                                   135

Brought Forward from Previous Fiscal Year                                   163

--------------------------------------------------------------------------------
Total                                                                     4,275


Applications:

Operational:                                                              3,294

    Operating Expenses                                                    3,247

    Non-Operating Expenses                                                   47

Financial:                                                                  749

    Capital Investments for Property, Plant and Equipment                   532

    Other Financial Expenses                                                217

Closing Account Expenses                                                      1

Temporarily-Paid Consumption Tax                                             93

Carry Forward to Following Year                                             138

--------------------------------------------------------------------------------
Total                                                                     4,275